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SEC FILE NUMBER
8-67919

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___**01/01/21**___ AND ENDING ___**12/31/21**___
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __**Demeter Advisory Group, LLC**__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__**36957 Knestis Lane**__
(No. and Street)

Polson	**MT**	**59860**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jodi Korb	**415-336-4587**	**Korb@demeteradvisorygroup.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__**Ernst Wintter & Associates LLP**__
(Name – if individual, state last, first, and middle name)

__**675 Ygnacio Valley Road, Suite A200**__	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

02/24/2009	**3438**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **Jeff Menashe** , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Demeter Advisory Group, LLC** , as of **December 31** , 2 **021** , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> ENRIQUE L. BRIME
> Notary Public - State of Florida
> Commission # HH 219926
> My Comm. Expires Feb 7, 2026
> Bonded through National Notary Assn.

Signature:

Title: **CEO**

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2021

Table of Contents

675 Ygnacio Valley Road, Suite A200　　　　　　　　　　　　　　　　*(925) 933-2626*
Walnut Creek, CA 94596　　　　　　　　　　　　　　　　　　　　　*Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Member of
Demeter Advisory Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Demeter Advisory Group, LLC (the "Company") as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as Demeter Advisory Group, LLC's auditor since 2008.
Walnut Creek, California
February 24, 2022

Demeter Advisory Group, LLC

Statement of Financial Condition

December 31, 2021

Assets		
Cash	$	458,565
Prepaid expenses		3,672
Total Assets	$	462,237
Liabilities and Member's Equity		
Deferred revenue	$	50,000
Accrued expenses		9,742
Total Liabilities		59,742
Member's Equity		402,495
Total Liabilities and Member's Equity	$	462,237

see accompanying notes

Demeter Advisory Group, LLC

Statement of Income

For the Year Ended December 31, 2021

Revenue	
Investment banking fees	$ 3,030,529
Client reimbursed expense income	2,453
Interest income	9,901
Total Revenue	3,042,883
Expenses	
Professional fees	23,890
Regulatory fees	5,865
Client reimbursable expenses	2,453
Other operating expenses	10,151
Total Expenses	42,359
Net Income	$ 3,000,524

see accompanying notes

Demeter Advisory Group, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2021

January 1, 2021	$	406,971
Distributions		(3,005,000)
Net income		3,000,524
December 31, 2021	$	402,495

Demeter Advisory Group, LLC

Statement of Cash Flows

For the Year Ended December 31, 2021

Cash Flows from Operating Activities		
Net income	$	3,000,524
Adjustments to reconcile net income to net cash provided by operating activities:		
Warrants received as payment in a contract		(790,000)
(Increase) decrease in:		
Note and interest receivable		90,219
Prepaid expenses		2,881
Increase (decrease) in:		
Deferred revenue		30,000
Accrued expenses		370
Net Cash Provided by Operating Activities		2,333,994
Cash Flows from Financing Activities		
Distributions		(2,215,000)
Net Cash Used in Financing Activities		(2,215,000)
Net Increase in Cash		118,994
Cash at beginning of year		339,571
Cash at End of Year	$	458,565
Noncash Investing and Financing Activities:		
Warrants distributed to the member	$	790,000

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2021

1. **Organization**

   Demeter Advisory Group, LLC (the "Company") was organized as a California limited liability company in March 2008. The Company is owned by its sole member, Demeter Group Holdings, LP ("DGH"), and operates in Polson, Montana. Under this form of organization, the member is not liable for the debts of the Company. The Company is a securities broker dealer registered with the Securities and Exchange Commission and engages in mergers and acquisitions and private placement advisory services on a fee basis.

2. **Significant Accounting Policies**

   Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. As of December 31, 2021, there were no cash equivalents.

   Accounts Receivable
   Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

   The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. As of December 31, 2021, there were no receivables and no allowance was deemed necessary.

   Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. At December 31, 2021, the Company has no assets or liabilities that are required to be adjusted to fair value on a recurring basis.

   Income Taxes
   The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examination by taxing authorities for tax years before 2017.

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2021

3. Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price").

In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties. Noncash consideration is reflected in the transaction price at its fair value measured at contract inception unless determined to be variable consideration. When the fair value cannot be easily determined, the transaction price is the estimated selling price of the promised goods or services.

The following provides detailed information on the recognition of revenue from contracts with customers:

Investment Banking Fees
Success fees from merger and acquisition engagements are typically calculated as a fixed percentage of the aggregate variable consideration in a transaction. Success fees are generally recognized at the point in time when the performance in the engagement is completed (the closing date of the transaction). Success fees include noncash consideration for warrants received as compensation on a contract that were recognized at the estimated fair market value using the Black Scholes options pricing model. Advisory fees are fixed fees, commencing upon closing of certain financing transactions and provided on an ongoing basis over a given time period or until a specified event occurs, and recognized on a monthly basis as the services are provided. Retainer fees from merger and acquisition engagements are fixed fees received in advance and recognized at the point in time as specified in the engagement letter or when the performance in the engagement is completed (the closing date of the transaction).

Disaggregation of Revenue
The following table presents the Company's revenue from contracts with customers by business activity for the year ended December 31, 2021:

Revenue from contracts with customers:	
Investment banking fees – success fees	$ 2,930,529
Investment banking fees – advisory fees	50,000
Investment banking fees – retainer fees	50,000
Reimbursed expense income	2,453
Total	$ 3,032,982

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2021

3. **Revenue from Contracts with Customers** *(continued)*

   Contract Balances
   Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. At January 1, 2021, a note receivable and interest from a contract was $90,219. There were no receivables related to a contract at December 31, 2021.

   Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue would primarily relate to advisory fees and retainer fees received in investment banking engagements. Deferred revenue related to contracts with customers totaled $20,000 and $50,000 at January 1, 2021 and December 31, 2021, respectively.

   Contract Costs
   Direct costs associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category on the Statement of Income and any expenses reimbursed by clients are recognized as reimbursed expense income on the Statement of Income. For the year ended December 31, 2021, there was $2,453 in reimbursable expenses and $2,453 in reimbursed expense income. As of December 31, 2021, there were no capitalized contract costs.

4. **Related Party Transactions**

   The Company has an expense sharing agreement with DGH. DGH provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate DGH. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

5. **Risk Concentration and Contingencies**

   For the year ended December 31, 2021, 86% of investment banking fees were earned from one client.

   At various times during the year, the Company's cash balances may exceed the FDIC insured limit. The Company has not experienced any losses.

6. **Net Capital Requirements**

   The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2021, the Company's net capital was $398,823, which exceeded the requirement by $393,823.

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2021

7. **Risks and Uncertainties**

   The global pandemic caused by COVID-19 continued in 2021 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

   The impact to the Company's business has been significant as the Company's customers include premium Adult Beverage Companies that do business with restaurants. As a result, the Company has seen a lower volume of business.

   The Company has also taken certain health and safety operational measures and continues to follow government policies and advice.

   As the Company continues to adapt, management's outlook is positive related to financial results and liquidity; however, the timeframe and outcome of the pandemic are uncertain.

8. **Subsequent Events**

   The Company has evaluated subsequent events through February 24, 2022, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Demeter Advisory Group, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2021

Net Capital		
Member's equity	$	402,495
Less: Non-allowable assets		
Prepaid expenses		3,672
Net Capital	$	398,823
Net minimum capital requirement of 6 2/3% of aggregate		
indebtedness of $59,742 or $5,000, whichever is greater		5,000
Excess Net Capital	$	393,823

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2021)

There were no material differences noted in the Company's net capital
computation at December 31, 2021.

see accompanying notes.

Demeter Advisory Group, LLC
Schedule II

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2021

The Company engages in merger and acquisition advisory services, and private placement of securities. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with these activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3 but is not subject to the requirements as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.

Review Report of Independent Registered Public Accounting Firm

To the Member of
Demeter Advisory Group, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Demeter Advisory Group, LLC (the "Company") identified that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to: mergers and acquisitions advisory services and private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, and related SEC Staff Frequently Asked Questions.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 24, 2022



SEA 15c3-3 Exemption Report

Demeter Advisory Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) merger and acquisition advisory services; (2) private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Demeter Advisory Group, LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Executive Officer

Date: January 4, 2022